Alight Financial Solutions LLC
Exemption Report
December 31, 2018

Alight Financial Solutions LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) Throughout the fiscal year ended December 31, 2018, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2018 to December 31, 2018, without exception.

On behalf of Alight Financial Solutions LLC, I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

/s/ Douglas S. Keith

Alight Financial Solutions LLC
Chief Financial Officer
February 26, 2019